                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                  eCollege.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   27887E 10
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Scott T. Stevens
                            200 West Madison Street
                                   Suite 2500
                            Chicago, Illinois 60606
                                 (312) 750-8444
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 31, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 Pages

CUSIP NO. 27887E 10                13D                       PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    R. A. Investment Group
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    943,556
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    943,556
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     943,556
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

CUSIP NO. 27887E 10                13D                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nicholas J. Pritzker, as trustee of Donrose Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    42,889
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    42,889
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,889
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 27887E 10                13D                       PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Marshall E. Eisenberg, as trustee of JBR Trust #4
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    42,889
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    42,889
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,889
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

CUSIP NO. 27887E 10                13D                       PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Simon Zunamon, as trustee of T&M Childrens Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    42,889
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    42,889
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,889
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

Item 1   Security and Issuer

Title of Class of Securities:      Common Stock, $.01 par value per share
                                   (the "Common Stock")

Name and Address of Issuer:        eCollege.com (the "Issuer")
                                   10200 A East Girard Avenue
                                   Denver, Colorado 80231


Item 2   Identity and Background

         This statement is being filed to reflect the beneficial ownership by each of the persons described below (each, a "Reporting Person") of shares of Common Stock. Due to the nature of their relationship to one another, the Reporting Persons may be deemed to constitute a "group" within meaning of
Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the "Act").

         R.A. Investment Group (the "Partnership"). The Partnership is an Illinois general partnership, the principal business of which is investing in equity securities. The business address of the Partnership is 200 West Madison Street, Suite 2500, Chicago, Illinois 60606. The general partners of the Partnership are eleven trusts for the benefit of various members of the Pritzker family. "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased. All of such trusts are organized under the laws of the State of Illinois and each of their business addresses is 200 West Madison Street, Suite 2500, Chicago, Illinois 60606. The co-trustees of ten of such trusts are Marshall E. Eisenberg and Thomas J. Pritzker. The co-trustees of the other trust are Marshall E. Eisenberg and Nicholas J. Pritzker.

         Nicholas J. Pritzker, as trustee of Donrose Trust (the "Donrose Trust"). The Donrose Trust is organized under the laws of the State of Illinois and its business address is 200 West Madison Street, Suite 2500, Chicago, Illinois 60606.

         Marshall E. Eisenberg, as trustee of JBR Trust #4(the "JBR Trust"). The JBR Trust is organized under the laws of the State of Illinois and its business address is 200 West Madison Street, Suite 2500, Chicago, Illinois 60606.

         Simon Zunamon, as trustee of T&M Childrens Trust (the "T&M Trust"). The T&M Trust is organized under the laws of the State of Illinois and its business address is 200 West Madison Street, Suite 2500, Chicago, Illinois 60606.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3   Source and Amount of Funds or Other Consideration.

         The aggregate purchase price for the shares of Common Stock beneficially owned by the Partnership was $3,707,002. The source of such funds was the working capital of the Partnership.

         The aggregate purchase price for the shares of Common Stock beneficially owned by the Donrose Trust was $168,500.50. The Donrose Trust used trust assets to purchase such shares.




                               Page 6 of 9 Pages

         The aggregate purchase price for the shares of Common Stock beneficially owned by the JBR Trust was $168,500.50. The JBR Trust used trust assets to purchase such shares.

         The aggregate purchase price for the shares of Common Stock beneficially owned by the T&M Trust was $168,500.50. The T&M Trust used trust assets to purchase such shares.

Item 4   Purpose of Transaction.

         The shares of Common Stock referred to in Item 3, above (the "Shares"), were acquired by the Reporting Persons for investment purposes. The Reporting Persons have no present intention to purchase any additional shares of Common Stock; however, depending on market conditions and other relevant factors, one or more of them may purchase additional shares of Common Stock on such terms and at such times as such party considers desirable. Any Reporting Person may determine to continue to hold the Shares beneficially owned by it or him or may dispose of all or a portion of such Shares.

         Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5   Interest in Securities of the Issuer.



         (a)   Aggregate Number/Percentage of Common Stock Beneficially Owned:

                           the Partnership:          943,556/ 6.1%

                           the Donrose Trust:         42,889/ 0.3%

                           the JBR Trust:             42,889/ 0.3%

                           the T&M Trust:            42,889/ 0.3%

         The ownership percentages set forth above are based upon 15,476,371 shares of Common Stock issued and outstanding as of May 8, 2000, as disclosed in the Issuer's Quarterly Report on Form 10-Q, dated May 15, 2000.

         The aggregate number of shares of Common Stock reported as beneficially owned by the Partnership does not include 265,213 shares of Common Stock owned by the Partnership, as to which New World Equities, Inc., a Delaware corporation ("NWE"), has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by the Donrose Trust does not include 12,055 shares of Common Stock owned by the Donrose Trust, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by the JBR Trust does not include 12,055 shares of Common Stock owned by the JBR Trust, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by the T&M Trust does not include 12,055 shares of Common Stock owned by the T&M Trust, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.


                               Page 7 of 9 Pages

         The aggregate number of shares of Common Stock reported as beneficially owned by each of the Reporting Persons does not include any other shares of Common Stock beneficially owned by NWE. Each Reporting Person expressly disclaims beneficial ownership of any other shares of Common Stock now or hereafter owned by NWE or its stockholders.

         (b) Each Reporting Person has sole voting and dispositive power with respect to all of the Shares reported as beneficially owned by it or him.

         (c) The Partnership purchased (i) 308,000 shares of Common Stock in June 2000 for an aggregate purchase price of $847,000 and (ii) 635,556 shares of Common Stock on July 31, 2000 for an aggregate purchase price of $2,860,002. The Donrose Trust purchased (i) 14,000 shares of Common Stock in June 2000 for an aggregate purchase price of $38,500 and (ii) 28,889 shares of Common Stock on July 31, 2000 for an aggregate purchase price of $130,000.50. The JBR Trust purchased (i) 14,000 shares of Common Stock in June 2000 for an aggregate purchase price of $38,500 and (ii) 28,889 shares of Common Stock on July 31, 2000 for an aggregate purchase price of $130,000.50. The T&M Trust purchased (i) 14,000 shares of Common Stock in June 2000 for an aggregate purchase price of $38,500 and (ii) 28,889 shares of Common Stock on July 31, 2000 for an aggregate purchase price of $130,000.50.

         (d)      None.

         (e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 5(a) for information regarding certain nominee agreements entered into between each Reporting Person and NWE.

Item 7   Material to Be Filed as Exhibits.

         Exhibit A - Agreement to File Schedule 13D pursuant to Rule 13d-1(k)
                     promulgated under the Act.

         Exhibit B - Nominee Agreement, between the Partnership and NWE.

         Exhibit C - Nominee Agreement, between the Donrose Trust and NWE.

         Exhibit D - Nominee Agreement, between the JBR Trust and NWE.

         Exhibit E - Nominee Agreement, between the T&M Trust and NWE.


                               Page 8 of 9 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  August 10, 2000

                                           R.A. Investment Group

                                                By: R.A. Trust #25,
                                                    as its general partner

                                                By: /s/ Marshall E. Eisenberg
                                                   -----------------------------
                                                   Marshall E. Eisenberg,
                                                   as co-trustee

                                           /s/ Nicholas J. Pritzker
                                           -------------------------------------
                                           Nicholas J. Pritzker,
                                           as trustee of Donrose Trust


                                           /s/ Marshall E. Eisenberg
                                           -------------------------------------
                                           Marshall E. Eisenberg,
                                           as trustee of JBR Trust #4


                                           /s/ Simon Zunamon
                                           -------------------------------------
                                           Simon Zunamon,
                                           as trustee of T&M Childrens Trust




                               Page 9 of 9 Pages

                                                                       EXHIBIT A


                         AGREEMENT TO FILE SCHEDULE 13D

         THIS AGREEMENT (this "Agreement") is made and entered into as of the 9th day of August, 2000 by and among the undersigned parties (the "Beneficial Owners").

                              W I T N E S S E T H:

         WHEREAS, the Beneficial Owners have each acquired beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of eCollege.com (the "Company");

         WHEREAS, due to the nature of their relationship to one another, the Beneficial Owners may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the "Act"); and

         WHEREAS, the Beneficial Owners desire to jointly file a Schedule 13D with the Securities and Exchange Commission (the "Commission") to satisfy their obligations pursuant to Section 13(d) of the Act and the regulations promulgated thereunder.

         NOW, THEREFORE, in consideration of the foregoing, of the mutual covenants herein contained and of other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. Each of the parties hereto shall jointly file, or cause to be filed, with the Commission a Schedule 13D with respect to their investments in the Company in order to satisfy their obligations under Section 13(d) of the Act and the regulations promulgated thereunder.

         2. Each of the parties hereto shall jointly file, or cause to be filed, any and all subsequent amendments to the Schedule 13D, including, if permitted, the filing of a Schedule 13G, which may hereafter be required to be filed by the Beneficial Owners with respect to their investments in the Company in order to satisfy their obligations under Section 13(d) of the Act and the regulations promulgated thereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                           R.A. Investment Group

                                                By: R.A. Trust #25,
                                                    as its general partner

                                                By: /s/ Marshall E. Eisenberg
                                                   -----------------------------
                                                   Marshall E. Eisenberg,
                                                   as co-trustee

                                           /s/ Nicholas J. Pritzker
                                           -------------------------------------
                                           Nicholas J. Pritzker,
                                           as trustee of Donrose Trust


                                           /s/ Marshall E. Eisenberg
                                           -------------------------------------
                                           Marshall E. Eisenberg,
                                           as trustee of JBR Trust #4


                                           /s/ Simon Zunamon
                                           -------------------------------------
                                           Simon Zunamon,
                                           as trustee of T&M Childrens Trust

                                                                       EXHIBIT B

                                NOMINEE AGREEMENT

         THIS NOMINEE AGREEMENT is made and entered into as of the 21st day of December, 1998, by and between NEW WORLD EQUITIES, INC., a Delaware corporation ("NOMINEE"), and R.A. INVESTMENT GROUP, an Illinois general partnership ("OWNER").

                              W I T N E S S E T H:

         WHEREAS, Nominee entered into that certain Share Purchase Agreement, dated as of December 21, 1998, by and among Real Education, Inc., a Colorado corporation (the "COMPANY"), Nominee and the other purchasers set forth on the Schedule of Purchasers attached thereto (the "SHARE PURCHASE AGREEMENT");

         WHEREAS, pursuant to the Share Purchase Agreement, Nominee agreed to purchase preferred stock of the Company as specified therein (the "SECURITIES"), on the terms and subject to the conditions specified therein;

         WHEREAS, Nominee entered into the Share Purchase Agreement for the purpose of purchasing 56,831.28 shares of Series C preferred stock of the Company (collectively, "OWNER'S SECURITIES") as nominee for, and on behalf of, Owner upon the terms and subject to the conditions set forth herein;

         WHEREAS, Owner has remitted to Nominee the purchase price paid by Nominee to the Company as consideration for the Company's sale of the Owner's Securities to Nominee; and

         WHEREAS, in furtherance of the foregoing, Owner desires that Nominee hold legal title to Owner's Securities for and on behalf of Owner, and Nominee is willing to hold legal title thereto for and on behalf of Owner, on the terms and subject to the conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the above and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

         1. Nomineeship. Nominee agrees to hold legal title to Owner's Securities and to be the owner of record of Owner's Securities solely on behalf and for the benefit of Owner. Nominee and Owner agree to execute such documents and instruments and to take such other action as may be necessary from time to time to vest in Nominee legal title to Owner's Securities.

         2. Custodian Agreements. At the direction of Owner, Nominee shall enter into custodian agreements (the "CUSTODIAN AGREEMENTS") with one or more custodians selected by Owner to provide for the physical safekeeping of Owner's Securities and Nominee shall deposit with any such custodian all or part of Owner's Securities as directed by Owner. Nominee shall terminate any Custodian Agreement or take any other action with respect thereto as directed by Owner from time to time.

         3. Additions and Substitutions to Owner's Securities. Any interest, dividends or distributions in the form of cash or cash equivalents at any time received or receivable by Nominee in respect of or in exchange for any or all of Owner's Securities shall be distributed to Owner as soon as practicable. Any interest, dividends or distributions in the form of securities or any other property (other than cash or cash equivalents) shall be added to Owner's Securities and shall be held by Nominee solely for the benefit of Owner pursuant to this Agreement. Nominee and Owner acknowledge that all or a portion of Owner's Securities may be converted into or exchanged for other securities of the Company pursuant to the Share Purchase Agreement.

         4. Records. Nominee shall keep accurate records with respect to Owner's Securities held by Nominee hereunder, which records shall be open at all reasonable times to the inspection of Owner or its authorized agents. Nominee shall promptly forward to Owner copies of all reports, notices or other communications of any kind whatsoever received by Nominee with respect to Owner's Securities.

         5. Voting. Nominee shall have sole discretion to vote any Securities which are held by Nominee hereunder. Nominee shall have no obligation to send to Owner copies of any proxies received by Nominee with respect to any such Securities.

         6. Dispositions. Nominee shall have sole discretion to sell, transfer or otherwise dispose of all or any other part of Owner's Securities or take any other action with respect thereto; provided, however, Owner shall be entitled to all proceeds (net of transaction costs) from any such disposition.

         7. Compensation. For its services as Nominee hereunder, Nominee shall receive an annual fee of $500 payable in advance. The first annual fee shall be due within 120 days after the date hereof and subsequent annual fees shall be due on or prior to each anniversary date of this Agreement.

         8. Expenses. Owner agrees to promptly reimburse Nominee for all out-of-pocket expenses incurred by Nominee in the performance of its duties hereunder upon receipt of appropriate verification of payment.

         9. Limitation of Liability. Nominee shall not be liable for any actions or omissions of any custodian under a Custodian Agreement entered into pursuant to Section 2 of this Agreement, or for any actions taken by it at the direction of Owner.

         10. Indemnification. Owner agrees to indemnify and hold harmless Nominee, its partners, employees or agents from all damages, losses, costs and expenses, including reasonable attorneys' fees and expenses, incurred as a result of any claims, actions or proceedings against Nominee or any of its shareholders, employees or agents that arise out of or in any way relate to the nomineeship created hereunder or to any action or omission of Nominee in the performance of its duties hereunder. Each of Owner and Nominee agrees that it shall not seek indemnification from the other party hereto or such other party's shareholders, partners, employees or agents based on any claims, actions or proceedings against Owner or Nominee, as the case may be, or any of Owner's or Nominee's shareholders, partners, employees or agents that arise out of or in any way relate to a breach by Nominee of any of the representations and warranties made by Nominee in the Share Purchase Agreement resulting from the transactions evidenced by this Agreement.

         11. Termination. At such time as a direct disposition by Nominee to Owner of Owner's Securities is permitted under the Share Purchase Agreement and related exhibits thereto, this Agreement may be terminated upon 24 hours written notice by one party to the other and, upon such termination, Nominee shall forthwith convey to Owner, or to such other party or parties as Owner shall designate, Owner's Securities then held by Nominee hereunder and shall fully cooperate with Owner by executing any and all documents and instruments and by taking any and all such other action as Owner shall deem necessary to transfer actual ownership of Owner's Securities as aforesaid.

         12. Notices. Any notices, directions or other communications required or desired to be given hereunder shall be in writing and shall be deemed to have been given when received, if delivered personally or by courier or if sent by telex or telecopier, or five days after being mailed by first-class mail, postage prepaid, addressed to the parties as follows:

         To Owner:                  R.A. Investment Group
                                    200 West Madison Street, Suite 3800
                                    Chicago, Illinois  60606

         To Nominee:                New World Equities, Inc.
                                    1603 Orrington Avenue, Suite 1070
                                    Evanston, Illinois  60201

or to such other address as either party shall notify the other as provided herein.

         13. Entire Agreement; Binding Effect; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between them, whether oral or written, with respect to such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including successor trustees. This Agreement may only be amended by a writing signed by both parties hereto.

         14. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstances, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to any other person or circumstance, shall not be affected thereby.

         15. Trustee Exculpation. When this Agreement is executed by the trustee of any trust, such execution is by the trustee, not individually but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof.

         16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           OWNER:

                                           R.A. INVESTMENT GROUP,
                                           an Illinois general partnership

                                           By: R.A. Trust #25, a General Partner


                                               By:
                                                  ------------------------------
                                               Thomas J. Pritzker, not
                                               individually but solely as
                                               Co-Trustee


                                               By:
                                               ------------------------------
                                               Marshall E. Eisenberg, not
                                               individually but solely as
                                               Co-Trustee

                                           NOMINEE:

                                           NEW WORLD EQUITIES, INC., a Delaware
                                           corporation


                                               By:
                                                  ------------------------------
                                               Jay Robert Pritzker,
                                               President

                                                                       EXHIBIT C


                                NOMINEE AGREEMENT

         THIS NOMINEE AGREEMENT is made and entered into as of the 21st day of December, 1998, by and between NEW WORLD EQUITIES, INC., a Delaware corporation ("NOMINEE"), and DONROSE TRUST ("OWNER").

                              W I T N E S S E T H:

         WHEREAS, Nominee entered into that certain Share Purchase Agreement, dated as of December 21, 1998, by and among Real Education, Inc., a Colorado corporation (the "COMPANY"), Nominee and the other purchasers set forth on the Schedule of Purchasers attached thereto (the "SHARE PURCHASE AGREEMENT");

         WHEREAS, pursuant to the Share Purchase Agreement, Nominee agreed to purchase preferred stock of the Company as specified therein (the "SECURITIES"), on the terms and subject to the conditions specified therein;

         WHEREAS, Nominee entered into the Share Purchase Agreement for the purpose of purchasing 2,583.24 shares of Series C preferred stock of the Company (collectively, "OWNER'S SECURITIES") as nominee for, and on behalf of, Owner upon the terms and subject to the conditions set forth herein;

         WHEREAS, Owner has remitted to Nominee the purchase price paid by Nominee to the Company as consideration for the Company's sale of the Owner's Securities to Nominee; and

         WHEREAS, in furtherance of the foregoing, Owner desires that Nominee hold legal title to Owner's Securities for and on behalf of Owner, and Nominee is willing to hold legal title thereto for and on behalf of Owner, on the terms and subject to the conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the above and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

         1. Nomineeship. Nominee agrees to hold legal title to Owner's Securities and to be the owner of record of Owner's Securities solely on behalf and for the benefit of Owner. Nominee and Owner agree to execute such documents and instruments and to take such other action as may be necessary from time to time to vest in Nominee legal title to Owner's Securities.

         2. Custodian Agreements. At the direction of Owner, Nominee shall enter into custodian agreements (the "CUSTODIAN AGREEMENTS") with one or more custodians selected by Owner to provide for the physical safekeeping of Owner's Securities and Nominee shall deposit with any such custodian all or part of Owner's Securities as directed by Owner. Nominee shall terminate any Custodian Agreement or take any other action with respect thereto as directed by Owner from time to time.

         3. Additions and Substitutions to Owner's Securities. Any interest, dividends or distributions in the form of cash or cash equivalents at any time received or receivable by Nominee in respect of or in exchange for any or all of Owner's Securities shall be distributed to Owner as soon as practicable. Any interest, dividends or distributions in the form of securities or any other property (other than cash or cash equivalents) shall be added to Owner's Securities and shall be held by Nominee solely for the benefit of Owner pursuant to this Agreement. Nominee and Owner acknowledge that all or a portion of Owner's Securities may be converted into or exchanged for other securities of the Company pursuant to the Share Purchase Agreement.

         4. Records. Nominee shall keep accurate records with respect to Owner's Securities held by Nominee hereunder, which records shall be open at all reasonable times to the inspection of Owner or its authorized agents. Nominee shall promptly forward to Owner copies of all reports, notices or other communications of any kind whatsoever received by Nominee with respect to Owner's Securities.

        5. Voting. Nominee shall have sole discretion to vote any Securities which are held by Nominee hereunder. Nominee shall have no obligation to send to Owner copies of any proxies received by Nominee with respect to any such Securities.

        6. Dispositions. Nominee shall have sole discretion to sell, transfer or otherwise dispose of all or any other part of Owner's Securities or take any other action with respect thereto; provided, however, Owner shall be entitled to all proceeds (net of transaction costs) from any such disposition.

        7. Compensation. For its services as Nominee hereunder, Nominee shall receive an annual fee of $500 payable in advance. The first annual fee shall be due within 120 days after the date hereof and subsequent annual fees shall be due on or prior to each anniversary date of this Agreement.

        8. Expenses. Owner agrees to promptly reimburse Nominee for all out-of-pocket expenses incurred by Nominee in the performance of its duties hereunder upon receipt of appropriate verification of payment.

        9. Limitation of Liability. Nominee shall not be liable for any actions or omissions of any custodian under a Custodian Agreement entered into pursuant to Section 2 of this Agreement, or for any actions taken by it at the direction of Owner.

        10. Indemnification. Owner agrees to indemnify and hold harmless Nominee, its partners, employees or agents from all damages, losses, costs and expenses, including reasonable attorneys' fees and expenses, incurred as a result of any claims, actions or proceedings against Nominee or any of its shareholders, employees or agents that arise out of or in any way relate to the nomineeship created hereunder or to any action or omission of Nominee in the performance of its duties hereunder. Each of Owner and Nominee agrees that it shall not seek indemnification from the other party hereto or such other party's shareholders, partners, employees or agents based on any claims, actions or proceedings against Owner or Nominee, as the case may be, or any of Owner's or Nominee's shareholders, partners, employees or agents that arise out of or in any way relate to a breach by Nominee of any of the representations and warranties made by Nominee in the Share Purchase Agreement resulting from the transactions evidenced by this Agreement.

        11. Termination. At such time as a direct disposition by Nominee to Owner of Owner's Securities is permitted under the Share Purchase Agreement and related exhibits thereto, this Agreement may be terminated upon 24 hours written notice by one party to the other and, upon such termination, Nominee shall forthwith convey to Owner, or to such other party or parties as Owner shall designate, Owner's Securities then held by Nominee hereunder and shall fully cooperate with Owner by executing any and all documents and instruments and by taking any and all such other action as Owner shall deem necessary to transfer actual ownership of Owner's Securities as aforesaid.

         12. Notices. Any notices, directions or other communications required or desired to be given hereunder shall be in writing and shall be deemed to have been given when received, if delivered personally or by courier or if sent by telex or telecopier, or five days after being mailed by first-class mail, postage prepaid, addressed to the parties as follows:

         To Owner:                  Donrose Trust
                                    200 West Madison Street, Suite 3800
                                    Chicago, Illinois  60606

         To Nominee:                New World Equities, Inc.
                                    1603 Orrington Avenue, Suite 1070
                                    Evanston, Illinois  60201

or to such other address as either party shall notify the other as provided herein.

         13. Entire Agreement; Binding Effect; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between them, whether oral or written, with respect to such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including successor trustees. This Agreement may only be amended by a writing signed by both parties hereto.

         14. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstances, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to any other person or circumstance, shall not be affected thereby.

         15. Trustee Exculpation. When this Agreement is executed by the trustee of any trust, such execution is by the trustee, not individually but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof.

         16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           OWNER:

                                           DONROSE TRUST


                                               By:
                                                  ------------------------------
                                               Nicholas J. Pritzker,
                                               not individually but solely as
                                               Trustee


                                           NOMINEE:

                                           NEW WORLD EQUITIES, INC., a Delaware
                                           corporation


                                               By:
                                                  ------------------------------
                                               Jay Robert Pritzker, President

                                                                       EXHIBIT D


                                NOMINEE AGREEMENT

         THIS NOMINEE AGREEMENT is made and entered into as of the 21st day of December, 1998, by and between NEW WORLD EQUITIES, INC., a Delaware corporation ("NOMINEE"), and JBR Trust #4 ("OWNER").

                              W I T N E S S E T H:

         WHEREAS, Nominee entered into that certain Share Purchase Agreement, dated as of December 21, 1998, by and among Real Education, Inc., a Colorado corporation (the "COMPANY"), Nominee and the other purchasers set forth on the Schedule of Purchasers attached thereto (the "SHARE PURCHASE AGREEMENT");

         WHEREAS, pursuant to the Share Purchase Agreement, Nominee agreed to purchase preferred stock of the Company as specified therein (the "SECURITIES"), on the terms and subject to the conditions specified therein;

         WHEREAS, Nominee entered into the Share Purchase Agreement for the purpose of purchasing 2,583.24 shares of Series C preferred stock of the Company (collectively, "OWNER'S SECURITIES") as nominee for, and on behalf of, Owner upon the terms and subject to the conditions set forth herein;

         WHEREAS, Owner has remitted to Nominee the purchase price paid by Nominee to the Company as consideration for the Company's sale of the Owner's Securities to Nominee; and

         WHEREAS, in furtherance of the foregoing, Owner desires that Nominee hold legal title to Owner's Securities for and on behalf of Owner, and Nominee is willing to hold legal title thereto for and on behalf of Owner, on the terms and subject to the conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the above and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

         1. Nomineeship. Nominee agrees to hold legal title to Owner's Securities and to be the owner of record of Owner's Securities solely on behalf and for the benefit of Owner. Nominee and Owner agree to execute such documents and instruments and to take such other action as may be necessary from time to time to vest in Nominee legal title to Owner's Securities.

         2. Custodian Agreements. At the direction of Owner, Nominee shall enter into custodian agreements (the "CUSTODIAN AGREEMENTS") with one or more custodians selected by Owner to provide for the physical safekeeping of Owner's Securities and Nominee shall deposit with any such custodian all or part of Owner's Securities as directed by Owner. Nominee shall terminate any Custodian Agreement or take any other action with respect thereto as directed by Owner from time to time.

         3. Additions and Substitutions to Owner's Securities. Any interest, dividends or distributions in the form of cash or cash equivalents at any time received or receivable by Nominee in respect of or in exchange for any or all of Owner's Securities shall be distributed to Owner as soon as practicable. Any interest, dividends or distributions in the form of securities or any other property (other than cash or cash equivalents) shall be added to Owner's Securities and shall be held by Nominee solely for the benefit of Owner pursuant to this Agreement. Nominee and Owner acknowledge that all or a portion of Owner's Securities may be converted into or exchanged for other securities of the Company pursuant to the Share Purchase Agreement.

         4. Records. Nominee shall keep accurate records with respect to Owner's Securities held by Nominee hereunder, which records shall be open at all reasonable times to the inspection of Owner or its authorized agents. Nominee shall promptly forward to Owner copies of all reports, notices or other communications of any kind whatsoever received by Nominee with respect to Owner's Securities.

        5. Voting. Nominee shall have sole discretion to vote any Securities which are held by Nominee hereunder. Nominee shall have no obligation to send to Owner copies of any proxies received by Nominee with respect to any such Securities.

        6. Dispositions. Nominee shall have sole discretion to sell, transfer or otherwise dispose of all or any other part of Owner's Securities or take any other action with respect thereto; provided, however, Owner shall be entitled to all proceeds (net of transaction costs) from any such disposition.

        7. Compensation. For its services as Nominee hereunder, Nominee shall receive an annual fee of $500 payable in advance. The first annual fee shall be due within 120 days after the date hereof and subsequent annual fees shall be due on or prior to each anniversary date of this Agreement.
0
        8. Expenses. Owner agrees to promptly reimburse Nominee for all out-of-pocket expenses incurred by Nominee in the performance of its duties hereunder upon receipt of appropriate verification of payment.

        9. Limitation of Liability. Nominee shall not be liable for any actions or omissions of any custodian under a Custodian Agreement entered into pursuant to Section 2 of this Agreement, or for any actions taken by it at the direction of Owner.

        10. Indemnification. Owner agrees to indemnify and hold harmless Nominee, its partners, employees or agents from all damages, losses, costs and expenses, including reasonable attorneys' fees and expenses, incurred as a result of any claims, actions or proceedings against Nominee or any of its shareholders, employees or agents that arise out of or in any way relate to the nomineeship created hereunder or to any action or omission of Nominee in the performance of its duties hereunder. Each of Owner and Nominee agrees that it shall not seek indemnification from the other party hereto or such other party's shareholders, partners, employees or agents based on any claims, actions or proceedings against Owner or Nominee, as the case may be, or any of Owner's or Nominee's shareholders, partners, employees or agents that arise out of or in any way relate to a breach by Nominee of any of the representations and warranties made by Nominee in the Share Purchase Agreement resulting from the transactions evidenced by this Agreement.

        11. Termination. At such time as a direct disposition by Nominee to Owner of Owner's Securities is permitted under the Share Purchase Agreement and related exhibits thereto, this Agreement may be terminated upon 24 hours written notice by one party to the other and, upon such termination, Nominee shall forthwith convey to Owner, or to such other party or parties as Owner shall designate, Owner's Securities then held by Nominee hereunder and shall fully cooperate with Owner by executing any and all documents and instruments and by taking any and all such other action as Owner shall deem necessary to transfer actual ownership of Owner's Securities as aforesaid.

        12. Notices. Any notices, directions or other communications required or desired to be given hereunder shall be in writing and shall be deemed to have been given when received, if delivered personally or by courier or if sent by telex or telecopier, or five days after being mailed by first-class mail, postage prepaid, addressed to the parties as follows:

         To Owner:                  JBR Trust #4
                                    200 West Madison Street, Suite 3800
                                    Chicago, Illinois  60606

         To Nominee:                New World Equities, Inc.
                                    1603 Orrington Avenue, Suite 1070
                                    Evanston, Illinois  60201

or to such other address as either party shall notify the other as provided herein.

         13. Entire Agreement; Binding Effect; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between them, whether oral or written, with respect to such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including successor trustees. This Agreement may only be amended by a writing signed by both parties hereto.

         14. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstances, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to any other person or circumstance, shall not be affected thereby.

         15. Trustee Exculpation. When this Agreement is executed by the trustee of any trust, such execution is by the trustee, not individually but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof.

         16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           OWNER:


                                           JBR Trust #4


                                               By:
                                                  ------------------------------
                                               Marshall E. Eisenberg, not
                                               individually but solely as
                                               Trustee


                                           NOMINEE:

                                           NEW WORLD EQUITIES, INC., a Delaware
                                           corporation


                                               By:
                                                  ------------------------------
                                               Jay Robert Pritzker, President

                                                                       EXHIBIT E

                                NOMINEE AGREEMENT

         THIS NOMINEE AGREEMENT is made and entered into as of the 21st day of December, 1998, by and between NEW WORLD EQUITIES, INC., a Delaware corporation ("NOMINEE"), and T&M CHILDRENS TRUST ("OWNER").

                              W I T N E S S E T H:

         WHEREAS, Nominee entered into that certain Share Purchase Agreement, dated as of December 21, 1998, by and among Real Education, Inc., a Colorado corporation (the "COMPANY"), Nominee and the other purchasers set forth on the Schedule of Purchasers attached thereto (the "SHARE PURCHASE AGREEMENT");

         WHEREAS, pursuant to the Share Purchase Agreement, Nominee agreed to purchase preferred stock of the Company as specified therein (the "SECURITIES"), on the terms and subject to the conditions specified therein;

         WHEREAS, Nominee entered into the Share Purchase Agreement for the purpose of purchasing 2,583.24 shares of Series C preferred stock of the Company (collectively, "OWNER'S SECURITIES") as nominee for, and on behalf of, Owner upon the terms and subject to the conditions set forth herein;

         WHEREAS, Owner has remitted to Nominee the purchase price paid by Nominee to the Company as consideration for the Company's sale of the Owner's Securities to Nominee; and

         WHEREAS, in furtherance of the foregoing, Owner desires that Nominee hold legal title to Owner's Securities for and on behalf of Owner, and Nominee is willing to hold legal title thereto for and on behalf of Owner, on the terms and subject to the conditions hereinafter set forth.

         NOW, THEREFORE, in consideration of the above and of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

         1. Nomineeship. Nominee agrees to hold legal title to Owner's Securities and to be the owner of record of Owner's Securities solely on behalf and for the benefit of Owner. Nominee and Owner agree to execute such documents and instruments and to take such other action as may be necessary from time to time to vest in Nominee legal title to Owner's Securities.

         2. Custodian Agreements. At the direction of Owner, Nominee shall enter into custodian agreements (the "CUSTODIAN AGREEMENTS") with one or more custodians selected by Owner to provide for the physical safekeeping of Owner's Securities and Nominee shall deposit with any such custodian all or part of Owner's Securities as directed by Owner. Nominee shall terminate any Custodian Agreement or take any other action with respect thereto as directed by Owner from time to time.

         3. Additions and Substitutions to Owner's Securities. Any interest, dividends or distributions in the form of cash or cash equivalents at any time received or receivable by Nominee in respect of or in exchange for any or all of Owner's Securities shall be distributed to Owner as soon as practicable. Any interest, dividends or distributions in the form of securities or any other property (other than cash or cash equivalents) shall be added to Owner's Securities and shall be held by Nominee solely for the benefit of Owner pursuant to this Agreement. Nominee and Owner acknowledge that all or a portion of Owner's Securities may be converted into or exchanged for other securities of the Company pursuant to the Share Purchase Agreement.

         4. Records. Nominee shall keep accurate records with respect to Owner's Securities held by Nominee hereunder, which records shall be open at all reasonable times to the inspection of Owner or its authorized agents. Nominee shall promptly forward to Owner copies of all reports, notices or other communications of any kind whatsoever received by Nominee with respect to Owner's Securities.

        5. Voting. Nominee shall have sole discretion to vote any Securities which are held by Nominee hereunder. Nominee shall have no obligation to send to Owner copies of any proxies received by Nominee with respect to any such Securities.

        6. Dispositions. Nominee shall have sole discretion to sell, transfer or otherwise dispose of all or any other part of Owner's Securities or take any other action with respect thereto; provided, however, Owner shall be entitled to all proceeds (net of transaction costs) from any such disposition.

        7. Compensation. For its services as Nominee hereunder, Nominee shall receive an annual fee of $500 payable in advance. The first annual fee shall be due within 120 days after the date hereof and subsequent annual fees shall be due on or prior to each anniversary date of this Agreement.

        8. Expenses. Owner agrees to promptly reimburse Nominee for all out-of-pocket expenses incurred by nominee in the performance of its duties hereunder upon receipt of appropriate verification of payment.

        9. Limitation of Liability. Nominee shall not be liable for any actions or omissions of any custodian under a Custodian Agreement entered into pursuant to Section 2 of this Agreement, or for any actions taken by it at the direction of Owner.

       10. Indemnification. Owner agrees to indemnify and hold harmless
Nominee, its partners, employees or agents from all damages, losses, costs and expenses, including reasonable attorneys' fees and expenses, incurred as a result of any claims, actions or proceedings against Nominee or any of its shareholders, employees or agents that arise out of or in any way relate to the nomineeship created hereunder or to any action or omission of Nominee in the performance of its duties hereunder. Each of Owner and Nominee agrees that it shall not seek indemnification from the other party hereto or such other party's shareholders, partners, employees or agents based on any claims, actions or proceedings against Owner or Nominee, as the case may be, or any of Owner's or Nominee's shareholders, partners, employees or agents that arise out of or in any way relate to a breach by Nominee of any of the representations and warranties made by Nominee in the Share Purchase Agreement resulting from the transactions evidenced by this Agreement.

       11. Termination. At such time as a direct disposition by Nominee to Owner of Owner's Securities is permitted under the Share Purchase Agreement and related exhibits thereto, this Agreement may be terminated upon 24 hours written notice by one party to the other and, upon such termination, Nominee shall forthwith convey to Owner, or to such other party or parties as Owner shall designate, Owner's Securities then held by Nominee hereunder and shall fully cooperate with Owner by executing any and all documents and instruments and by taking any and all such other action as Owner shall deem necessary to transfer actual ownership of Owner's Securities as aforesaid.

       12. Notices. Any notices, directions or other communications required or desired to be given hereunder shall be in writing and shall be deemed to have been given when received, if delivered personally or by courier or if sent by telex or telecopier, or five days after being mailed by first-class mail, postage prepaid, addressed to the parties as follows:

         To Owner:                  T&M Childrens Trust
                                    200 West Madison Street, Suite 3800
                                    Chicago, Illinois  60606

         To Nominee:                New World Equities, Inc.
                                    1603 Orrington Avenue, Suite 1070
                                    Evanston, Illinois  60201

or to such other address as either party shall notify the other as provided herein.

       13. Entire Agreement; Binding Effect; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreements or understandings between them, whether oral or written, with respect to such subject matter. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including successor trustees. This Agreement may only be amended by a writing signed by both parties hereto.

         14. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstances, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to any other person or circumstance, shall not be affected thereby.

         15. Trustee Exculpation. When this Agreement is executed by the trustee of any trust, such execution is by the trustee, not individually but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof.

         16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           OWNER:

                                           T&M CHILDRENS TRUST


                                               By:
                                                  ------------------------------
                                               Simon Zunamon, not individually
                                               but solely as Trustee


                                           NOMINEE:

                                           NEW WORLD EQUITIES, INC., a Delaware
                                           corporation


                                               By:
                                                  ------------------------------
                                               Jay Robert Pritzker, President